DLH HOLDINGS CORP.
3565 Piedmont Road, NE
Building 3, Suite 700
Atlanta, Georgia 30305

June 7, 2023

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Taylor Beech

Re: DLH Holdings Corp.
Registration Statement on Form S-3
Filed May 30, 2023
File No.: 333-272277

Ladies and Gentlemen:

DLH Holdings Corp., a New Jersey corporation (the “Company”), hereby respectfully requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, that the effective date for the Company’s Registration Statement on Form S-3 (File No. 333-272277) (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., eastern time, on June 9, 2023, or as soon as practicable thereafter.

Should you have any questions regarding this request, please contact Michael A. Goldstein of Becker New York, P.C., counsel to the Company. In addition, after the Registration Statement has been declared effective, we respectfully request that you so inform Mr. Goldstein of Becker New York, P.C.

Thank you for your assistance in this matter.

Sincerely yours,

DLH HOLDINGS CORP.

By: /s/ Kathryn M. JohnBull
Kathryn M. JohnBull,
Chief Financial Officer

cc: Michael A. Goldstein,
Becker New York, P.C.